FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                         For the month of November 2002

                           HOLMES FINANCING (No 3) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X    Form 40-F
                                  -----           ------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes             No    X
                                  ------          ------

                            Holmes Financing No 3 plc


                 For Period 09 October 2002 to 08 November 2002

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
                                ------------------------------------------------
                                                   Current Period
                                ------------------------------------------------
                                            Number                 (pound)000's
                                ------------------------------------------------
Brought Forward                                  286,278             17,794,395
Replenishment                                    100,534              7,721,958
Repurchased                                     (11,259)               (712,223)
Redemptions                                      (7,669)              (530,727)
Losses                                              (13)                   (18)
Other Movements                                        0                      0
                                ------------------------------------------------
Carried Forward                                  367,871             24,273,385
                                ================================================



                                ------------------------------------------------
                                                  Cumulative
                                ------------------------------------------------
                                         Number                 (pound)000's
                                ------------------------------------------------
Brought Forward                                  115,191              6,399,214
Replenishment                                    451,495             31,648,437
Repurchased                                     (90,706)            (6,267,938)
Redemptions                                    (107,961)            (7,505,923)
Losses                                             (148)                  (405)
Other Movements                                        0                      0
                                ------------------------------------------------
Carried Forward                                  367,871             24,273,385
                                ================================================

                                Period CPR              Annualised CPR
                                ------------------------------------------------
  1 Month                                          5.12%                 80.04% **(including
                                ------------------------------------------------
  3 Month                                         13.06%                 63.13%   redemptions and
                                ------------------------------------------------
12 Month                                          40.25%                 40.25%   repurchases)
                                ------------------------------------------------

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles
                                -------------------------
Weighted Average Seasoning                         34.28 months
                                -------------------------
Weighted Average Loan size              (pound)65,983.42
                                -------------------------
Weighted Average LTV                              75.25%*** (see below)
                                -------------------------
Weighted Average Remaining Term                    19.36 Years
                                -------------------------

                                ------------------------------------------------
Product Type Analysis              (pound)000's                    %
                                ------------------------------------------------
Variable Rate                                 12,784,792                 52.67%
Fixed Rate                                     6,347,490                 26.15%
Tracker Rate                                   5,141,103                 21.18%
                                -------------------------
                                              24,273,385                100.00%
                                ================================================

As at 8th November 2002 approximately 5% of the loans were flexible loans

                            Holmes Financing No 3 plc


                 For Period 09 October 2002 to 08 November 2002

All values are in thousands of pounds sterling unless otherwise stated




Mortgage Standard Variable Rate
                                      Effective Date              Rate
                                      --------------              ----
                                    01 November 2002             5.94%
                                    01 December 2001             6.10%


Geographic Analysis
---------------------------------------------------------------------------
Region                     Number             (pound)000's             %
---------------------------------------------------------------------------
East Anglia                 14,571                 558,379           2.30%
East Midlands               20,243               1,114,688           4.59%
Greater London              66,951               5,639,573          23.23%
North                       16,820                 802,917           3.31%
North West                  45,260               2,314,181           9.53%
South East                 102,068               7,933,601          32.68%
South West                  29,777               1,899,178           7.82%
Wales                       19,376                 938,292           3.87%
West Midlands               25,811               1,436,166           5.92%
Yorkshire and Humberside    25,199               1,217,549           5.02%
Unknown                      1,795                 418,861           1.73%
---------------------------------------------------------------------------
Total                      367,871              24,273,385         100.00%
-------------------------==================================================


Original LTV Bands

                         --------------------------------------------------
Range                       Number             (pound)000's             %
                         --------------------------------------------------
0.00 - 25.00                 6,100                 255,203           1.05%
25.01 - 50.00               38,320               2,076,400           8.55%
50.01 - 75.00               93,372               6,594,740          27.17%
75.01 - 80.00               19,629               1,422,785           5.86%
80.01 - 85.00               25,274               1,889,282           7.78%
85.01 - 90.00               55,162               4,236,237          17.45%
90.01 - 95.00              130,014               7,798,738          32.13%
                         --------------------------------------------------
Total                      367,871              24,273,385         100.00%
                         ==================================================

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

                            Holmes Financing No 3 plc


                 For Period 09 October 2002 to 08 November 2002

All values are in thousands of pounds sterling unless otherwise stated




Arrears
                          ---------------------------------------------------
Band                         Number        Principal     Overdue        %
                          ---------------------------------------------------
Current                    359,770        23,799,060     (2,752)      98.06%
1.00 - 1.99 months           5,323           318,638       2,414       1.31%
2.00 - 2.99 months           1,253            71,662       1,048       0.30%
3.00 - 3.99 months             607            33,027         694       0.14%
4.00 - 4.99 months             299            15,628         431       0.06%
5.00 - 5.99 months             230            12,728         422       0.05%
6.00 -11.99 months             322            16,836         805       0.07%
12 months and over              24               948         111       0.00%
Properties in Possession        43             1,558         127       0.01%
                          ---------------------------------------------------
Total                      367,871        24,270,085       3,300     100.00%
                          ===================================================

Definition of Arrears
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Shares of Trust last Distribution Date (08 November 2002)

                                     -----------------------------------------
                                      (pound)000's                      %
                                     -----------------------------------------
Funding Share                           13,753,988                  56.66283%
Seller Share                            10,519,397                  43.33717%
                                     -----------------------------------------
                                        24,273,385                 100.00000%
                                     =========================================

                                     -----------------------------------------
Minimum Seller Share                       971,735                      4.00%
                                     -----------------------------------------

Cash Accumulation Ledger
                                     -----------
                                     (pound)000's
                                     -----------
Brought Forward                         412,701
Additional Amounts Accumulated          751,048
Payment of Notes                      (412,458)
                                     -----------
Carried Forward                         751,291
                                     ===========

Liquidity Facilities Amounts Drawn
Holmes Funding                         (pound)0
                                     -----------
Holmes Financing 1                     (pound)0
                                     -----------
Holmes Financing 2                     (pound)0
                                     -----------
Holmes Financing 3                     (pound)0
                                     -----------
Holmes Financing 4                     (pound)0
                                     -----------
Holmes Financing 5                     (pound)0
                                     -----------

                            Holmes Financing No 3 plc


                 For Period 09 October 2002 to 08 November 2002

All values are in thousands of pounds sterling unless otherwise stated




Excess Spread
                                         --------------------------
Quarter to 15/10/2002                                      0.5892%
                                         --------------------------
Quarter to 15/7/2002                                       0.5891%
                                         --------------------------
Quarter to 15/4/2002                                       0.5414%
                                         --------------------------
Quarter to 15/1/2002                                       0.5487%
                                         --------------------------


                                         ---------------------------------------------------------
Reserve Funds                                  First Reserve                  Second Reserve
-------------
                                         ---------------------------------------------------------
Balance as at 15/10/2002                     (pound)185,000,000.00           (pound)56,890,739.99
                                         ---------------------------------------------------------
Required Amount as at 15/10/2002             (pound)185,000,000.00           (pound)73,825,687.00
                                         ---------------------------------------------------------
Percentage of Notes                                          1.34%                          0.41%
                                         ---------------------------------------------------------

Properties in Possession

Stock
                                         ---------------------------------------------------------
                                                                 Current Period
                                         ---------------------------------------------------------
                                                            Number                   (pound)000's
                                         ---------------------------------------------------------
Brought Forward                                                 44                          1,497
                                         ---------------------------------------------------------
Repossessed in Period                                           18                            950
                                         ---------------------------------------------------------
Sold in Period                                                (19)                          (762)
                                         ---------------------------------------------------------
Carried Forward                                                 43                          1,685
                                         =========================================================

                                         ---------------------------------------------------------
                                                                   Cumulative
                                         ---------------------------------------------------------
                                                            Number                   (pound)000's
                                         ---------------------------------------------------------
Repossessed to date                                            214                          9,990
Sold to date                                                 (171)                        (8,305)
                                         ---------------------------------------------------------
Carried Forward                                                 43                          1,685
                                         =========================================================

Repossession Sales Information
                                         --------------------------
Average time Possession to Sale                                 80Days
                                         --------------------------
Average arrears at time of Sale                       (pound)3,077
                                         --------------------------

MIG Claim Status
                                         ---------------------------------------------------------
                                                             Number                   (pound)000's
                                         ---------------------------------------------------------
MIG Claims made                                                110                            815
                                         ---------------------------------------------------------
MIG Claims outstanding                                           9                             64
                                         ---------------------------------------------------------

                                         --------------------------
Average time claim to payment                                   32
                                         --------------------------

                            Holmes Financing No 3 plc

                 For Period 09 October 2002 to 08 November 2002

All values are in thousands of pounds sterling unless otherwise stated




Trigger Events
--------------
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of (pound)21 billion

                            Holmes Financing No 3 plc


                 For Period 09 October 2002 to 08 November 2002

All values are in millions of pounds sterling unless otherwise stated


                               [GRAPHIC OMITTED]

                            Holmes Financing No 3 plc


                 For Period 09 October 2002 to 08 November 2002

All values are in millions of pounds sterling unless otherwise stated




Retired Class A Notes

----------------------------------------------------------------------------------------------------------
    Date Retired      Holmes 1     Holmes 2   Holmes 3      Holmes 4      Holmes 5     Holmes 6
----------------------------------------------------------------------------------------------------------
        02Q3                 -       703          -            -          352            -

        02Q4                 -         -          -            -          352            -

----------------------------------------------------------------------------------------------------------

Outstanding Class A Notes

----------------------------------------------------------------------------------------------------------
 Expected Redemption    Holmes 1    Holmes 2   Holmes 3     Holmes 4      Holmes 5     Holmes 6
----------------------------------------------------------------------------------------------------------
        02Q4                 -         -          -            -            -            -

        03Q1                 -         -        750            -            -            -

        03Q2                 -         -          -            -            -            -

        03Q3               600         -          -          191            -          481

        03Q4                 -       176          -          191            -          481

        04Q1                 -       176          -          191            -            -

        04Q2                 -       176          -          191            -            -

        04Q3                 -       176          -            -            -            -

        04Q4                 -         -          -            -          698            -

        05Q1                 -         -        750            -            -            -

        05Q2                 -         -          -            -            -          801

        05Q3               650         -          -            -            -            -

        05Q4                 -       125          -            -            -            -

        06Q1                 -       125          -            -            -            -

        06Q2                 -       125          -            -            -            -

        06Q3                 -       125        500        1,340            -            -

        06Q4                 -         -          -          350          875            -

        07Q1                 -         -          -            -            -            -

        07Q2                 -         -          -            -            -          634

        07Q3               575         -          -            -            -            -

        07Q4                 -       300          -            -            -          770

        08Q1                 -         -          -            -            -            -

        08Q2                 -         -          -            -            -          500

        08Q3                 -         -          -            -            -            -

        08Q4                 -         -          -            -            -            -

        09Q1                 -         -          -            -            -            -

        09Q2                 -         -          -            -            -            -

        09Q3                 -         -          -            -            -            -

        09Q4                 -         -          -            -            -            -

        10Q1                 -         -          -            -            -            -

        10Q2                 -         -          -            -            -            -

        10Q3               250         -          -            -            -            -

        10Q4                 -         -          -            -            -            -

------------------------------------------------------------------------------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (No 3) PLC


         Dated: 26 November 2002                         By /s/  Peter Lott
                                                        ----------------------
                                                        (Authorised Signatory)